Date: January 16, 2001


                             OPAL TECHNOLOGIES, INC.
                     Suite 2810, West Tower, Shun Tak Centre
                               200 Connaught Road
                               Central, Hong Kong

Grant Thornton
13th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

Attn: Mr. Antonio Chan, Partner

Dear Sir:

Re:      Audit of Opal Technologies, Inc.

Recently, United Power Investment Limited loaned the sum of US$10,000,000 to Opal Technologies, Inc. In conjunction with its due diligence, the firm of Moores Rowland was retained. As a result of this due diligence, it has come to our attention that certain assets listed in prior financial statements of the Company on which you expressed an opinion, may not in fact exist. These assets are classified under "construction in progress" on the balance sheet of the corporation. There is also an item on the balance sheet for the "investment in China Can". After research of this matter, it appears that this asset is either significantly overstated or is not in fact a valid asset.

In addition to the foregoing, the Company has noted significant unauthorized expenditures in the operation accounts of the Company. There has never been established any independent bank account for Opal Technologies, Inc., but rather all of the obligations of Opal were paid directly by Bestalong Group, Inc., the controlling shareholder of the company. Included in such expenditures were numerous expenses by management which seem to bear no relationship to the operations of Opal Technologies, Inc. These expenditures have a significant effect on the reported income and/or loss of Opal Technologies, Inc.

In April this year, Mr. Edmond Au and I made a courtesy call to you office after our appointment as directors of the Company. I recalled that during the meeting, we did raise some of these issues. These findings have now been brought to the attention of the U.S. Securities & Exchange Commission ("SEC") through our U.S. counsel. The SEC has requested that the auditors respond to these matters on or before August 26, 2000. Therefore, your response would be greatly appreciated, as it may be necessary for the Company to file amended `34 Act reports because of a restatement of the financial statements.

Should you prefer to set up a meeting to discuss the matter in greater details, please contact the undersigned.

Yours sincerely,
OPAL TECHNOLOGIES, INC.

Eric Cheng
Chief Executive Officer